[IHCC LETTERHEAD]

January 3, 2018

[VIA EDGAR]

Jeffrey Gabor

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Investors Heritage Capital Corporation Preliminary Proxy Statement on Schedule 14A Filed November 22, 2017 File No. 000-01999

Dear Mr. Gabor:

We submit this letter in response to the comments contained in your letter dated December 21, 2017 (the “Comment Letter”) from the staff of the Office of Healthcare & Insurance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), related to the above-referenced Preliminary Proxy Statement on Schedule 14A submitted on November 22, 2017 (the “Preliminary Proxy Statement”). We have revised the Preliminary Proxy Statement and are concurrently filing an amended Preliminary Proxy Statement on Schedule 14A (“Amended Preliminary Proxy Statement”) that reflects these revisions and generally updates, clarifies and renders more complete the information contained therein.

For your convenience, we have repeated the comments of the Staff exactly as given in the Comment Letter and set forth below are our responses to the comments.

Background of the Merger, page 39

1.

Please revise your disclosure throughout this section to provide greater detail as to the background of the merger, including the parties present at the meetings, the material issues discussed, the key negotiated terms, and the positions taken by those involved. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed merger evolved and why this transaction is being recommended as opposed to any alternatives. Please also discuss, in the appropriate section of your filing, the reasons you are undertaking this transaction at the current time.

Response:

We respectfully advise the Staff that we have amended the section titled “Background of the Merger” beginning on page 39, to provide greater detail as requested. Please let us know if you have any further questions or comments.

General

2.	Please advise us how you considered the requirements of Exchange Act Rule 13e-3 with respect to your transaction. Your analysis should address, for instance:
•	the relationship between Investors Heritage Capital Corporation and Aquarian Holdings, LLC and its affiliates,
•	the anticipated new employment agreements with management effective prior to the consummation of the merger,
•	the voting agreement of the contributing shareholders,
•	the contribution agreement with Aquarian Investors Heritage Holdings, LLC, including the percentage ownership in the parent company both before and after the transaction,
•	your Chairman, CEO, Executive Vice President, and General Counsel's participation in negotiations and meetings concerning the transaction, and
•	the representation of management on the board of the parent company after the closing of the merger.

For guidance, please refer to Sections 201.01 and 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations, available on the Commission's website.

Response:

We respectfully advise the Staff that we do not believe that the merger and related agreements constitute a “Rule 13e-3 transaction” under Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Rule 13e-3 applies to transactions to acquire equity securities by the issuer of such securities or an affiliate of such issuer. A “Rule 13e-3 transaction” may, among other things, involve a solicitation subject to Regulation 14A of any proxy in connection with a merger between an issuer and its affiliate that has an effect described in Rule 13e-3(a)(3)(ii). Rule 13e-3(a)(1) defines an affiliate of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” Control is defined in Exchange Act Rule 12b-2 to include “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” Notwithstanding Rule 12b-2, the element of “control” fundamental to the concept of “affiliate” as defined by Rule 13e-3 depends upon the facts and circumstances of the relationship between the parties. Based on the analysis below, we believe that the facts and circumstances related to the merger lead to the conclusion that neither Aquarian nor the shareholders of the Company who will have an equity interest in an acquiring company following the merger (each, a “Contributing Shareholder”) are affiliates of Aquarian such that the merger constitutes a Rule 13e-3 transaction.

The Company is not controlled by Aquarian

Aquarian does not control the Company and is not an affiliate of the Company. Aquarian does not (i) hold any Company equity securities, (ii) have any representation on the Company’s board of directors (or the right to appoint any representatives to the Company’s board of directors) or (iii) have any other relationship that is indicative of control of, or common control with, the Company such that it could direct or cause the direction of the management or policies of the Company.

In addition, the Commission has stated that Rule 13e-3 does not apply to a merger proposal by an acquirer to a non-affiliated issuer. As the Commission stated in Exchange Act Release No. 34-17719 (April 13, 1981) (the “Interpretive Release”), Rule 13e-3 does not apply to the merger of an issuer with a non-affiliate since such “transactions between the issuer and a non-affiliate are ordinarily the product of arm’s-length negotiations and therefore do not involve the potential for abuse and overreaching associated with the types of transactions intended to be covered by the Rule.” Prior to Aquarian’s unsolicited contact with the Company, Aquarian was not known to the Company. Following Aquarian’s initial contact, the merger was negotiated extensively and at arm’s-length over an extended period of time, as described in the sections of the Amended Proxy Statement entitled “The Merger—Background of the Merger” and “The Merger—Reasons for the Merger.” In this regard, negotiation of the merger took place over 14-month period. The Company’s board of directors appointed a special committee to oversee the negotiations with Aquarian. In this regard, the special committee authorized the Company's Chairman and CEO, and the Executive Vice President and General Counsel, to participate in the meetings and negotiations with respect to the transaction on its behalf, subject to the special committee's continuing review and approval. This special committee, which was composed entirely of independent and disinterested directors and which retained Stout Risius Ross, LLC (“Stout”) to act as its independent financial advisor and to provide a fairness opinion in connection with the merger, unanimously recommended the merger. We have revised the disclosure in the Background of the Merger section in the proxy statement to provide additional information about the role of the Company's Chairman and CEO, and the Executive Vice President and General Counsel, in the negotiations with Aquarian on behalf of the special committee. Furthermore, the agreements that the Contributing Shareholders negotiated with Aquarian are reasonable and customary. Based on the foregoing, we respectfully submit that the merger is the result of an arm’s-length negotiation between Aquarian and the Company.

Application of Rule 13e-3

The Company believes that the proposed post-merger relationship with the Contributing Shareholders does not render the Company an affiliate of Aquarian. The Staff has noted that a Rule 13e-3 transaction is “undertaken either solely by the issuer or by the issuer and one or more of its affiliates standing on both sides of the transaction.” See Interpretive Release. An important aspect of the Staff’s analysis in determining whether management is “on both sides” of a transaction involves whether management ultimately would (i) hold a material amount of the surviving company’s outstanding equity securities, (ii) occupy seats on the board of the surviving company in addition to senior management positions, and (iii) otherwise be in a position to “control” the surviving company within the meaning of Rule 12b-2. See Section II.D.3 of the Staff’s Current Issues and Rulemaking Projects Outline (November 14, 2000) (the “Outline”). The Outline further notes that, “where management of the issuer-seller that will be going private is essentially ‘on both sides’ of the transaction, the purchaser also may be deemed to be an affiliate of the issuer engaged in the transaction and, as a consequence, required to file on Schedule 13E-3.”

The Staff has stated, however, that it would not view a person as an affiliate of the purchaser solely because such person enters into or agrees to enter into a reasonable and customary employment agreement or is elected to serve as an executive officer or director. See Note 6 of Exchange Act Release No. 34-16075 (Aug. 2, 1979). Further, the Staff, in Compliance and Disclosure Interpretation 201.01, Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, notes the following factors in considering whether a Schedule 13E-3 filing is required when continuity of management exists: (i) increases in consideration to be received by management, (ii) alterations in management’s executive agreements favorable to such management, (iii) the equity participation of management in the acquirer, and (iv) the representation of management on the board of directors of the acquirer. For the reasons discussed below, it is our position that the Contributing Shareholders are not affiliates of the Company and, therefore, the Contributing Shareholders are not engaged in a Rule 13e-3 transaction.

The terms of certain Contributing Shareholders’ employment agreements with the surviving Company are substantially the same as the employment arrangements currently in place with the Contributing Shareholders and, in any event, are reasonable and customary for a transaction of this size and nature. As disclosed in the proxy statement, the annual salaries of all of the Contributing Shareholders or executive officers will remain the same as those currently in effect, except that Mr. Johnson’s base salary will increase approximately 25% under his agreement, given that his current base salary is below the low end of the spectrum for comparable positions in the central Kentucky region based on information available from two independent third parties with extensive knowledge of human resource issues and salary ranges for similar positions. According to that information, the 25% increase will move his base salary to the low end of the range for financial services of chief financial officers in the region. In addition, each such Contributing Shareholder will be entitled to receive the same benefits and participate in a principal compensation plan on substantially similar terms and conditions to the benefits currently provided to each such Contributing Shareholder, except that the Contributing Shareholders do not currently have a non-competition agreement or severance benefits. The severance benefit in the employment agreement is only payable to the extent the employee complies with the non-competition requirement. Lastly, such employment agreements provide for continued employment of such Contributing Shareholders with substantially the same duties as his or her current duties. Accordingly, the employment agreements for such Contributing Shareholders do not provide for increases in consideration to be received by management (except as noted above) or alterations in management’s executive agreements favorable to such management, in each case, in any material respect.

Following the consummation of the merger, the Company will be a majority-owned subsidiary of Aquarian and will be controlled by Aquarian, both through its control of the board of directors of the ultimate parent company of Aquarian and each intermediate parent company and through its controlling share ownership. While the Contributing Shareholders have agreed to contribute a portion of their shares of common stock of the Company in exchange for membership interests in Aquarian pursuant to the terms of the Contribution Agreement, the Contributing Shareholders will hold, in the aggregate, less than ten percent of Aquarian’s equity securities. Upon the closing of the merger, the Contributing Shareholders, who currently own, in the aggregate, approximately 30.3% of the outstanding equity of the Company, are expected to own 9.6% of the outstanding equity interests of Aquarian. Moreover, following the merger, the remaining equity interests in Aquarian will be owned by a single member holding in excess of ninety percent of the outstanding equity, who, pursuant to the terms of Aquarian’s Amended and Restated Limited Liability Company Agreement, will serve as the managing member of Aquarian and have the full and complete authority, power and discretion to direct, manage and control the business, affairs and properties of Aquarian. The Contributing Shareholders, collectively, will not hold sufficient ownership interests, in the aggregate, to grant them any governance rights in Aquarian. Accordingly, the contemplated equity ownership of the Contributing Shareholders in Aquarian does not provide such Contributing Shareholders with the ability to exert control over the surviving corporation in a manner that deems the Contributing Shareholders to be “engaged in” the transaction, and we note that the resulting interest in Aquarian would be significantly below the 20% threshold referenced in Section 201.06 of the Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations.

While certain of the Contributing Shareholders have entered into employment agreements with the Company which will not become effective until after the closing of the transaction, each such Contributing Shareholder will be subject to the ultimate direction of the management or board of directors of Aquarian and will serve at the pleasure of the managing member of Aquarian. In addition, while three of the Contributing Shareholders will initially be elected to the board of directors of the surviving Company (and serve in such roles at the sole discretion of, and be subject to removal at any time by, the managing member of Aquarian), they will constitute only one-third of the total number of directors on the board. Moreover, no Contributing Shareholder will serve on the board of directors or otherwise participate in the management of either the immediate parent company of the Company, Aquarian, or the ultimate parent company, Aquarian Holdings LLC.

Finally, it should be noted that the adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the Company’s outstanding shares of common stock entitled to vote at the special meeting. As the Staff indicated in the Interpretative Release, the existence of a stockholder vote in and of itself is not dispositive, because the “requirement frequently proves to be a mere formality since the affiliates of the issuer may already hold the requisite percentage of securities for approval.” Although Aquarian has entered into a voting agreement with the Contributing Shareholders, who hold and are entitled to vote, in the aggregate, approximately 30.3% of the outstanding shares of the Company’s common stock, the shares covered by such voting agreement do not represent a sufficient number of votes to ensure the outcome of the requisite stockholder vote to adopt the Merger Agreement, and as a result, the majority vote requirement in this transaction is not a mere formality.

For these reasons, the Company respectfully submits that Rule 13e-3 is not applicable to the merger.

3.

Please tell us what consideration you gave to including the information required by Item 14(c)(1) to Schedule 14A. In this regard, we note that the equity commitment letter that the parent received from Parc is conditioned on the satisfaction of the conditions to the closing of the loan under a credit agreement, so it is not clear whether the financing of the transaction is assured. See Instruction 2(a) to Item 14 of Schedule 14A.

Response:

We believe that disclosure pursuant to Item 14(c)(1) of Schedule 14A is not required, inasmuch as such disclosure would not provide shareholders of the Company with material, meaningful information in making an informed voting decision. In this regard, the Company notes that Instruction 2(a) to Item 14 of

Schedule 14A provides that, in transactions in which the consideration offered to security holders consists wholly of cash, the information required by Item 14(c)(1) for the acquiring company “need not be provided unless the information is material to an informed voting decision (e.g., the security holders of the target company are voting and financing is not assured).” The Company respectfully submits that the information required by Item 14(c)(1) of Schedule 14A about Aquarian is not required because such information is not material to an informed voting decision of the stockholders of the Company since the financing for the transaction is “assured,” as further discussed below.

The consideration to be received by the Company’s shareholders (other than the Contributing Shareholders) in the merger consists entirely of cash. Aquarian is funding the merger consideration through a combination of debt and equity. Toward this end, Aquarian and its affiliates have obtained binding commitments for equity financing and have entered into a binding Credit Agreement with Guggenheim Corporate Funding LLC, a Delaware limited liability company, as administrative agent and other lenders specified therein (the “Credit Agreement”). As would be the case with any financing, the equity commitments and the Credit Agreement are each subject to standard closing conditions, but such conditions do not render the financing for the transaction speculative or unassured. As the Staff noted, the equity commitment letter that the parent received from Parc is conditioned on the satisfaction of the conditions to the closing of the loan under the Credit Agreement. But, as disclosed in the Proxy Statement, the conditions precedent to the closing of the merger also include the closing of the Credit Agreement (see pages [8], [45] and [85]). Accordingly, the conditions precedent to the merger, the closing of the equity commitments and the closing under the Credit Agreement are all consistent with one another. While the financing is “assured,” and therefore we believe that such information is not required, as expressly noted in the proxy statement on page [45], the conditions to the Credit Agreement must be satisfied on or prior to January 31, 2018 (subject to extension to March 2, 2018 as described on page [45]), which date (including as it may be extended) is prior to the Outside Termination Date of the Merger Agreement. We have revised the disclosure in the proxy statement to indicate that there is material risk to the closing of the Merger in the event that the credit agreement terminates prior to the closing of the Merger (and if an extension of the credit agreement or replacement financing cannot be procured).

Assuming that regulatory and shareholder approvals are obtained, one of two scenarios will occur, in neither of which would the contemplated information about Aquarian provide shareholders of the Company with material, meaningful information in making an informed voting decision. In one scenario, the debt and equity financing will be funded, with the result that the Company’s shareholders (other than the Contributing Shareholders) will receive their merger consideration entirely in cash and will have no further connection to either the Company or Aquarian. In the alternative scenario, the transaction will not occur, and the Company’s shareholders will retain their shares of common stock in the Company. Under either alternative, the Company’s shareholders (other than the Contributing Shareholders) will not have a continuing relationship with or connection to Aquarian, and, accordingly, the disclosure pertaining to Aquarian would neither be material to the shareholders nor provide them with meaningful or helpful information.

For these reasons, we respectfully submit that Item 14(c)(1) information regarding Aquarian is not required.

Please call me at (502) 209-1006 should you wish to discuss the matters addressed above or other issues relating to the Preliminary Proxy Statement. Thank you for your attention to this matter.

Very truly yours,

INVESTORS HERITAGE CAPITAL CORPORATION

By:	/s/ Robert M. Hardy, Jr.
Robert M. Hardy, Jr.
Executive Vice President and
General Counsel